Rule 425
                                                     Filer: PE Corporation
                                            Subject Company: Paracel, Inc.
                                Filer Company Exchange Act File No. 1-8096

Contacts:          Media:                            Investors:
                   ------                            ----------
                   Celera Genomics                   Celera Genomics
                   Heather Kowalski                  Charles Poole
                   (240) 453-3343                    (203) 761-5400

                   Paracel
                   -------
                   Dr. Kwang-I Yu
                   (626) 744-2010



                   Celera Genomics To Acquire Paracel, Inc.

ROCKVILLE, MD, and PASADENA, CA-March 20, 2000--Celera Genomics (NYSE: CRA), a PE Corporation business, and Paracel, Inc., a privately-held company based in Pasadena, CA, today announced that they have signed a definitive merger agreement under which Celera Genomics will acquire Paracel in a stock-for-stock transaction. The transaction, which has been approved by the Boards of Directors of both companies, is structured as a tax-free reorganization and accounted for under the purchase method. All of the equity of Paracel will be exchanged for shares of Celera Genomics common stock having a market value at the effective time of the merger equal to $283 million, except that the number of shares issued at closing will not be more than 2.26 million or less than 1.55 million. The transaction is subject to customary closing conditions and regulatory approvals.

Paracel, Inc. is a leading producer of advanced genomic and text analysis technologies. Its products include the world's fastest sequence comparison supercomputer (GeneMatcher(TM)), high-throughput sequence analysis and annotation software tools, and a text search supercomputer (TextFinder(TM)). Its customers include major pharmaceutical, biotechnology and genomic companies; research centers; and government institutions worldwide.

The Paracel technology and bioinformatic expertise that Celera is acquiring complement Celera's data resources. Celera intends to utilize this expertise to provide value added analytical and data mining tools needed by its customers as well as for Celera's internal gene discovery and annotation work. GeneMatchers, which have the equivalent computing power of many of the world's largest supercomputers, are deployed in major genomic centers worldwide for sequence analysis. Paracel has also developed one of the world's largest text analysis systems for the U.S. government, comprising over ten trillion characters of online text in many languages and one million parallel processors.

"We believe Paracel's advanced supercomputing technology and expertise is synergistic with Celera's comprehensive genomics content enabling us to

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create the premier genomic discovery portal," said J. Craig Venter, Ph.D.,
Celera's president and chief scientific officer. "We expect this technology to enable customers of Celera to rapidly search through Celera's vast data resources to make important discoveries."

"We at Paracel look forward eagerly to joining the Celera team," said Kwang-I Yu, Ph.D., founder, chairman, president, and CEO of Paracel, Inc., "We intend to continue to grow Paracel's business as a leading vendor of high-throughput sequence and text analysis products to the pharmaceutical, biotechnology, and government sectors. We also plan to follow through with the long-term commitments to all our current and future customers. We believe that our combination with Celera will enable us to accelerate our product development plans. Paracel plans to support the development of technologies that will contribute to Celera's vision of becoming the definitive source of biological information in the 21st century."

PE Corporation currently comprises two operating groups. Celera Genomics Group, headquartered in Rockville, MD, intends to become the definitive source of genomic and related medical information. PE Biosystems Group, headquartered in Foster City, CA and with sales of $1.2 billion during fiscal 1999, develops and markets instrument-based systems, reagents, software, and contract related services to the life science industry and research community. Information about the company, including consolidated financial statements of PE Corporation, is available on the World Wide Web at http://www.pecorporation.com or by phoning (800) 762-6923. Information on the PE Corporation Web site should not be read as part of the registration statement to be filed with the Securities and Exchange Commission as described in the next paragraph.

Investors should carefully review the registration statement with respect to the proposed transaction when it is filed with the Securities and Exchange Commission before making any decisions concerning the proposed transaction because it contains important information. Investors can get copies of documents filed with the Securities and Exchange Commission for free at the Commission's Internet site at http:// www.sec.gov. A prospectus will also be made available for free to Paracel, Inc. stockholders by PE Corporation and Paracel.

This press release does not constitute an offer of any securities for sale.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "should," "planned," "intends," "estimated," and "potential," among others. These forward-looking statements are based on PE Corporation's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, PE Corporation notes that

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a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of Celera Genomics' businesses include but are not limited to (1) operating losses to date; (2) a unique and developing business plan; (3) dependence on the timely completion of the sequencing and assembly of the human genome; (4) uncertainty of revenue growth; (5) unproven use of genomics information to develop products;
(6) intense competition in the evolving genomics industry; (7) dependence on customers in and subject to the risks of the pharmaceutical and biotechnology industries; (8) heavy reliance on strategic relationship with the PE Biosystems group; (9) potential product liability claims; (10) liabilities related to use of hazardous materials; (11) lengthy sales cycle; (12) dependence on the unique expertise of its scientific and management staff;
(13) uncertainty of patent, copyright and intellectual property protection;
(14) dependence on computer hardware, software, and internet applications;
(15) access to biological materials; (16) legal, ethical and social issues affecting demand for products; (17) disruptions caused by rapid growth of the business; (18) government regulation of its products and services; (19) risks of acquisitions, including the Paracel acquisition and others that may be effected in the future; and (20) other factors that might be described from time to time in PE Corporation's filings with the Securities and Exchange Commission.

Copyright (c) 2000 </copy.html>. PE Corporation. All Rights Reserved. Celera, Celera Genomics, and PE Biosystems are trademarks of PE Corporation. GeneMatcher and TextFinder are trademarks of Paracel, Inc.

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